UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 31, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial Results for the Second Quarter of 2020

Taipei, Taiwan, R.O.C., July 31, 2020 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$107,549 million for 2Q20, up by 19% year-over-year and up by 11% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$6,937 million, up from a net income attributable to shareholders of the parent of NT$2,690 million in 2Q19 and up from a net income attributable to shareholders of the parent of NT$3,899 million in 1Q20. Basic earnings per share for the quarter were NT$1.63 (or US$0.109 per ADS), compared to basic earnings per share of NT$0.63 for 2Q19 and basic earnings per share of NT$0.92 for 1Q20. Diluted earnings per share for the quarter were NT$1.60 (or US$0.107 per ADS), compared to diluted earnings per share of NT$0.62 for 2Q19 and diluted earnings per share of NT$0.89 for 1Q20.

RESULTS OF OPERATIONS

2Q20 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 50%, 12%, 37% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$88,740 million for the quarter, up from NT$81,201 million in 1Q20.

-	Raw material cost totaled NT$50,216 million for the quarter, representing 47% of total net revenues.

-	Labor cost totaled NT$13,477 million for the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,699 million for the quarter.

●	Gross margin increased 0.9 percentage points to 17.5% in 2Q20 from 16.6% in 1Q20.

●	Operating margin was 7.8% in 2Q20, compared to 6.2% in 1Q20.

●	In terms of non-operating items:

-	Net interest expense was NT$771 million.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net foreign exchange gain of NT$718 million was primarily attributable to the depreciation of U.S. dollar against New Taiwan dollar.

-	Loss on valuation of financial assets and liabilities was NT$17 million.

-	Net gain on equity-method investments was NT$105 million.

-	Other net non-operating income of NT$417 million were primarily attributable to miscellaneous incomes. Total non-operating income for the quarter were NT$452 million.

●	Income before tax was NT$8,879 million for 2Q20, compared to NT$5,237 million in 1Q20. We recorded income tax expenses of NT$1,646 million for the quarter, compared to NT$1,175 million in 1Q20.

●	In 2Q20, net income attributable to shareholders of the parent was NT$6,937 million, compared to net income attributable to shareholders of the parent of NT$2,690 million in 2Q19 and net income attributable to shareholders of the parent of NT$3,899 million in 1Q20.

●	Our total number of shares outstanding at the end of the quarter was 4,338,345,132, including treasury stock owned by our subsidiaries. Our 2Q20 basic earnings per share of NT$1.63 (or US$0.109 per ADS) were based on 4,265,407,583 weighted average numbers of shares outstanding in 2Q20. Our 2Q20 diluted earnings per share of NT$1.60 (or US$0.107 per ADS) were based on 4,273,769,436 weighted average number of shares outstanding in 2Q20.

2Q20 Results Highlights – ATM2

●	Cost of revenues was NT$54,434 million for the quarter, up by 3% sequentially.

-	Raw material cost totaled NT$19,026 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$12,045 million for the quarter, representing 17% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,080 million for the quarter.

●	Gross margin increased 1.6 percentage points to 21.7% in 2Q20 from 20.1% in 1Q20.

●	Operating margin was 10.4% in 2Q20, compared to 8.4% in 1Q20.

2Q20 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$35,979 million, up by 21% sequentially.

-	Raw material cost totaled NT$31,081 million for the quarter, representing 78% of total net revenues.

-	Labor cost totaled NT$1,358 million for the quarter, representing 3% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$487 million for the quarter.

●	Gross margin increased 0.1 percentage points to 9.4% in 2Q20 from 9.3% in 1Q20.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Operating margin increased to 3.1% in 2Q20 from 2.4% in 1Q20.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q20 totaled US$495 million, of which US$287 million were used in packaging operations, US$133 million in testing operations, US$70 million in EMS operations and US$5 million in interconnect materials operations and others.

●	As of June 30, 2020, total unused credit lines amounted to NT$253,777 million.

●	Current ratio was 1.17 and net debt to equity ratio was 0.70 as of June 30, 2020.

●	Total number of employees was 95,448 as of June 30, 2020, compared to 96,296 as of March 31, 2020.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 50% of our total net revenues in 2Q20, compared to 49% in 1Q20. Two customers each accounted for more than 10% of our total net revenues in 2Q20 individually.

●	Our top 10 customers both contributed 61% of our total net revenues in 2Q20 and 1Q20.

●	Our customers that are integrated device manufacturers or IDMs both accounted for 29% of our total net revenues in 2Q20 and 1Q20.

EMS Basis

●	Our five largest customers together accounted for approximately 78% of our total net revenues in 1Q20, compared to 76% in 1Q20. One customer accounted for more than 10% of our total net revenues in 2Q20.

●	Our top 10 customers contributed 89% of our total net revenues in 2Q20, compared to 88% in 1Q20.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20-F filed on March 31, 2020.

Supplemental Financial Information

Consolidated Operations

	2Q/20	1Q/20	2Q/19
EBITDA (NT$ Millions)	22,488	19,061	18,072

ATM Consolidated Operations

	2Q/20	1Q/20	2Q/19
Net Revenues (NT$ Millions)	69,516	66,209	59,594
Revenues by Application
Communication	54%	54%	51%
Computer	14%	15%	14%
Automotive, Consumer & Others	32%	31%	35%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	38%	38%	34%
Wirebonding	35%	36%	39%
Discrete and Others	7%	7%	8%
Testing	18%	17%	17%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	424	394	423
EBITDA (NT$ Millions)	20,037	17,693	16,512
Number of Wirebonders	24,667	24,780	25,059
Number of Testers	5,790	5,554	5,003

EMS Operations

	2Q/20	1Q/20	2Q/19
Net Revenues (NT$ Millions)	39,709	32,727	31,533
Revenues by End Application
Communication	46%	36%	40%
Computer & Storage	12%	14%	14%
Consumer	28%	33%	24%
Industrial	10%	11%	15%
Automotive	3%	6%	6%
Others	1%	0%	1%
Capacity
CapEx (US$ Millions)*	70	15	21

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2020	Mar. 31 2020	Jun. 30 2019	Jun. 30 2020	Jun. 30 2019
Net revenues:
Packaging	53,622	51,613	47,602	105,235	91,459
Testing	12,690	11,563	10,285	24,253	19,236
EMS	39,703	32,721	31,524	72,424	66,471
Others	1,534	1,460	1,330	2,994	2,436
Total net revenues	107,549	97,357	90,741	204,906	179,602

Cost of revenues	(88,740)	(81,201)	(76,772)	(169,941)	(154,248)
Gross profit	18,809	16,156	13,969	34,965	25,354

Operating expenses:
Research and development	(4,837)	(4,609)	(4,515)	(9,446)	(8,470)
Selling, general and administrative	(5,545)	(5,484)	(5,311)	(11,029)	(10,448)
Total operating expenses	(10,382)	(10,093)	(9,826)	(20,475)	(18,918)
Operating income	8,427	6,063	4,143	14,490	6,436

Net non-operating (expenses) income:
Interest expense - net	(771)	(893)	(909)	(1,664)	(1,875)
Foreign exchange gain (loss)	718	(324)	(340)	394	(520)
Gain (loss) on valuation of financial assets and liabilities	(17)	186	802	169	2,358
Gain (loss) on equity-method investments	105	(39)	114	66	(40)
Others	417	244	614	661	700
Total non-operating income (expenses)	452	(826)	281	(374)	623
Income before tax	8,879	5,237	4,424	14,116	7,059

Income tax expense	(1,646)	(1,175)	(1,624)	(2,821)	(2,029)
Income from continuing operations and before noncontrolling interest	7,233	4,062	2,800	11,295	5,030
Noncontrolling interest	(296)	(163)	(110)	(459)	(297)

Net income attributable to shareholders of the parent	6,937	3,899	2,690	10,836	4,733

Per share data:
Earnings (losses) per share
– Basic	NT$1.63	NT$0.92	NT$0.63	NT$2.54	NT$1.11
– Diluted	NT$1.60	NT$0.89	NT$0.62	NT$2.49	NT$1.08

Earnings (losses) per equivalent ADS
– Basic	US$0.109	US$0.061	US$0.041	US$0.170	US$0.072
– Diluted	US$0.107	US$0.060	US$0.040	US$0.166	US$0.070

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,273,770	4,280,990	4,256,799	4,279,072	4,256,265

FX (NTD/USD)	29.94	30.01	31.04	29.97	30.90

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2020	Mar. 31 2020	Jun. 30 2019	Jun. 30 2020	Jun. 30 2019
Net revenues:
Packaging	55,732	53,600	48,329	109,332	92,817
Testing	12,693	11,566	10,286	24,259	19,237
Direct Material	1,051	1,014	944	2,065	1,844
Others	40	29	35	69	67
Total net revenues	69,516	66,209	59,594	135,725	113,965

Cost of revenues	(54,434)	(52,875)	(48,494)	(107,309)	(94,427)
Gross profit	15,082	13,334	11,100	28,416	19,538

Operating expenses:
Research and development	(3,777)	(3,648)	(3,414)	(7,425)	(6,457)
Selling, general and administrative	(4,081)	(4,114)	(4,020)	(8,195)	(7,861)
Total operating expenses	(7,858)	(7,762)	(7,434)	(15,620)	(14,318)
Operating income	7,224	5,572	3,666	12,796	5,220

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2020	Mar. 31 2020	Jun. 30 2019	Jun. 30 2020	Jun. 30 2019
Net revenues:
Total net revenues	39,709	32,727	31,533	72,436	66,492

Cost of revenues	(35,979)	(29,679)	(28,657)	(65,658)	(60,686)
Gross profit	3,730	3,048	2,876	6,778	5,806

Operating expenses:
Research and development	(1,085)	(983)	(1,125)	(2,068)	(2,065)
Selling, general and administrative	(1,403)	(1,294)	(1,248)	(2,697)	(2,500)
Total operating expenses	(2,488)	(2,277)	(2,373)	(4,765)	(4,565)
Operating income	1,242	771	503	2,013	1,241

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30, 2020	As of Mar. 31, 2020

Current assets:
Cash and cash equivalents	58,223	73,829
Financial assets – current	5,483	5,611
Notes and accounts receivable	73,763	73,573
Inventories	50,649	50,027
Others	14,395	13,575
Total current assets	202,513	216,615

Financial assets – non-current & Investments – equity method	12,950	14,750
Property plant and equipment	238,757	234,419
Right-of-use assets	9,091	9,578
Intangible assets	77,154	77,941
Others	18,127	18,365
Total assets	558,592	571,668

Current liabilities:
Short-term borrowings	42,312	51,620
Current portion of bonds payable & Current portion of long-term borrowings[3]	11,366	13,725
Notes and accounts payable	54,400	53,944
Others	64,547	53,719
Total current liabilities	172,625	173,008

Bonds payable	39,263	29,276
Long-term borrowings[4]	115,518	134,363
Other liabilities	17,251	17,555
Total liabilities	344,657	354,202
Shareholders of the parent	200,409	203,624

Non-controlling interests	13,526	13,842
Total liabilities & shareholders’ equity	558,592	571,668

Current Ratio	1.17	1.25
Net Debt to Equity Ratio	0.70	0.71

3 Current portion of long-term borrowings include long-term loans and notes payable.

4 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2020	2020	2019	2020	2019
Cash Flows from Operating Activities:
Profit before income tax	8,879	5,237	4,424	14,116	7,059
Depreciation & amortization	12,785	12,687	12,637	25,472	25,212
Other operating activities items	(1,659)	(4,476)	(5,438)	(6,135)	(4,630)
Net cash generated from operating activities	20,005	13,448	11,623	33,453	27,641
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(16,587)	(13,605)	(11,451)	(30,192)	(20,329)
Other investment activities items	1,902	(205)	(774)	1,697	1,976
Net cash used in investing activities	(14,685)	(13,810)	(12,225)	(28,495)	(18,353)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) borrowings	(18,900)	13,890	(2,521)	(5,010)	(5,693)
Other financing activities items	(457)	194	(896)	(263)	(1,048)
Net cash generated from (used in) financing activities	(19,357)	14,084	(3,417)	(5,273)	(6,741)
Foreign currency exchange effect	(1,569)	(24)	(208)	(1,593)	1,025
Net increase (decrease) in cash and cash equivalents	(15,606)	13,698	(4,227)	(1,908)	3,572
Cash and cash equivalents at the beginning of period	73,829	60,131	59,317	60,131	51,518
Cash and cash equivalents at the end of period	58,223	73,829	55,090	58,223	55,090